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Philip T. Hinkle

philip.hinkle@dechert.com
+1 202 261 3460 Direct
+1 202 261 3333 Fax

September 4, 2025

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: David Manion

Re:	Oxford Lane Capital Corp. (File No. 811-22432)

Ladies and Gentlemen:

On behalf of Oxford Lane Capital Corp. (the “Fund”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Fund, on July 15, 2025, with respect to the Fund’s Annual Report on Form N-CSR for the fiscal year ended March 31, 2025 (File No. 811-22432), filed with the SEC on May 20, 2025 (the “Annual Report”). For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the responses of the Fund.

1.	Comment: The Staff notes that the certification exhibits for the Annual Report did not include the titles “Principal Executive Officer” and “Principal Financial Officer” for the individuals signing the certifications. Please confirm that the individuals signing the certifications are the Principal Executive Officer and Principal Financial Officer of the registrant. Additionally, please confirm these titles will be explicitly included in the signed certifications in future SEC filings.

Response: The Fund acknowledges the Staff’s comment and confirms that Jonathan Cohen is the Fund’s Principal Executive Officer and Bruce Rubin is the Fund’s Principal Financial Officer. The Fund also undertakes to include such titles in future SEC filings.

2.	Comment: The Staff notes that the following discrepancies between the Annual Report and the Fund’s Annual Report on Form N-CEN for the fiscal year ended March 31, 2025 filed with the SEC on May 27, 2025 (“Form N-CEN”).

Please address these discrepancies and confirm that any necessary corrections will be made in future SEC filings.

September 4, 2025 Page 2

a.	Average Net Assets - The average net assets included in the Annual Report round to $1,639,629,000 and in the Form N-CEN round to $1,549,189,000.

Response: The Fund respectfully advises the Staff that pursuant to Item C.19 of Form N-CEN, the Fund’s average net assets reported in the Form N-CEN are calculated using “monthly net assets during the reporting period” (emphasis added). In contrast, the Fund’s average net assets reported in the financial highlights in the Annual Report are calculated using daily average net assets.

b.	Advisory Fee Rate - The Staff calculates an advisory fee rate of 2.72% based on the financial statements in the Annual Report and the advisory fee rate reported in the Form N-CEN is 2.28%.

Response: The Fund respectfully advises the Staff that the advisory fee rate of 2.28% reported in the Form N-CEN was calculated by dividing the base management fees as of March 31, 2025 reported in the Statement of Operations ($44,577,253) of the Annual Report by the total net assets as of March 31, 2025 reported in the Statement of Assets and Liabilities ($1,956,804,916) in the Annual Report. In contrast, it appears that the 2.72% advisory fee rate calculated by the Staff was calculated by dividing the base management fees as of March 31, 2025 reported in the Statement of Operations ($44,577,253) in the Annual Report by the average net assets as of March 31, 2025 reported in the Financial Highlights ($1,639,629,000) in the Annual Report.

c.	Total Operating Expenses - The operating expense ratio reported in the Annual Report is 9.73% and in the Form N-CEN is 8.16%.

Response: The Fund respectfully advises the Staff that the operating expense ratio reported in the Form N-CEN was calculated by dividing the total expenses for the period ending March 31, 2025 included in the Fund’s Statement of Operations in the Annual Report by the Fund’s net assets as of March 31, 2025 included in the Fund’s Statement of Assets and Liabilities in the Annual Report. See Item D.9 of Form N-CEN. In contrast, the operating expense ratio reported in the Annual Report was calculated using the total expenses from the Statement of Operations for the period ending March 31, 2025 included in the Annual Report divided by the Fund’s average daily net assets.

September 4, 2025 Page 3

3.	Comment: The Staff notes that the S&P BDC Index was used as the broad-based index in the Annual Report. Please explain how the S&P BDC Index qualifies as a broad-based index in accordance with the instructions to Form N-2, particularly with respect to its relevance to prior performance and comparability to the registrant’s investment strategy.

Response: The Fund respectfully advises the Staff that the definition of “appropriate broad-based securities market index” is “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” See Instruction 4(g)(2)(F) of Item 24 of Form N-2. The S&P BDC Index is administered by S&P Dow Jones Indices, which is not affiliated with the Fund, and is intended to measure the performance of all business development companies (“BDCs”) that are listed on The New York Stock Exchange or NASDAQ and satisfy market capitalization and liquidity requirements. The Fund also advises the Staff that the S&P BDC Index BDCs generally invest in high yielding credit investments, as does the Fund. In addition, similar to the Fund, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. The Fund further advises the Staff that there is no existing index of companies that invest in the debt and equity tranches of collateralized loan obligations (“CLOs”); as such, the S&P BDC Index is the most appropriate index with which to compare the return on the Fund’s common stock.

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Should you have any questions or comments, please contact the undersigned at 202.261.3460.

Sincerely,

Philip T. Hinkle